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Filed Pursuant to Rule 425
Filing Person: CommScope, Inc.
Subject Company: Andrew Corporation
Commission File Number: 001-14617

CommScope and Andrew Transition News

August 8, 2007

Welcome to the second edition of CommScope and Andrew Transition News, our vehicle for communicating with everyone about the progress of bringing together our two strong companies.

Key Developments

•
Transition teams formed and team leaders identified
•
Status of executive leadership appointments
•
Process to merger closing
•
Quarterly results
•
Employee frequently asked questions

Transition Team Leaders Named

As part of the merger process, numerous key areas in both companies must be reviewed and evaluated to determine the best way to combine functions for the long-term success of CommScope after closing the acquisition. Integration teams have been formed to manage these critical issues. The project teams and their leaders from both CommScope and Andrew are listed in the following table, and their first priority will be staffing their teams. The named team leaders are either functional or business subject matter experts or senior managers who have been chosen based on their expertise, experience or leadership ability that will be necessary for the teams to accomplish their missions. Integration team leadership or participation does not imply future organizational structure or leadership assignments.

Integration teams will develop a charter, action plans, schedules, cost and savings estimates, and alternatives for consideration for their areas of focus. Plans and recommendations from the teams will be reviewed by an executive steering committee and approved for implementation, which will begin immediately after the acquisition closes later this year. The project teams have the authority and responsibility to make the integration process a success. Additional teams will be formed as needed.

Project Teams / Areas	CommScope Lead	Andrew Lead

Mission and Strategy	Brian Garrett, Eddie Edwards, Ted Hally	Bob Hudzik, Michael Cho

Operating Model	B. Garrett, E. Edwards, T. Hally	Bob Hudzik, Mark Olson, Michael Cho

Organization	Jim Wright	Bob Hudzik

Go to Market Model (linked to operating model team) • Sales • Sales Operations • Corporate Marketing • Customer Care / Order Entry • Systems Engineering	Brian Garrett, Eddie Edwards, Ted Hally	Roger Manka

Business Lines, Product Portfolios

• Cable Products	Ted Hally	Mike Guerin

• Construction Services	Ted Hally	Donn Peterson

• Cabinets	Julie Nielson	Roger Manka, Ray Butler

• Wireless Network Solutions

- Filters	Eddie Edwards	Farid Firouzbakht

- Power Amplifiers	Eddie Edwards	Bob Suffern

- Andrew Network Solutions	Eddie Edwards	Terry Garner

- Project Services	Eddie Edwards	Doug Hall

• Cross BU (e.g. WIG/SYSTIMAX)	E. Edwards, Randy Crenshaw	Morgan Kurk

Inventory	Ted Hally, Eddie Edwards	R. Manka, Jim LePorte, Jay Delatte

Distribution Centers, Warehouses	Eddie Edwards, Ted Hally	Leo Messier

Cable Manufacturing	Chris Story	Stan Catey

Site Evaluation and Consolidation	E. Edwards, T. Hally, C. Story	Stan Catey, Dave Cushman

Procurement & Supply Chain (inc. internal supply opportunities)	Carson Cato	Leo Messier, Dave Cushman

Business Processes	Kap Kim	John Dickson

Information Technology	Kap Kim	John Dickson

Quality	Rick Huey	Scott Palluth, Iris Artaki

Environment, Health and Safety	Jim Wright, John Moore	Scott Palluth, Dave Cushman

HR Policies and Benefits	Jim Wright	Bob Hudzik

Finance and Accounting, Credit and Collections	Bill Gooden	Mark Olson, Dan Hartnett

Tax and Treasury	Barry Graham	Dan Hartnett

Internal Audit	Chet Spruill	Kevin Curran

Investor Relations	Phil Armstrong	Lisa Fortuna

Legal	Burk Wyatt	Justin Choi

Real Estate	Burk Wyatt	Dan Hartnett

Communications	Phil Armstrong	Bob Hudzik, Bill Casey, Rick Aspan

Day 1	Phil Armstrong	Bill Casey

Branding	Phil Armstrong	Bill Casey, Bernie Surtz

  Additional details and information about the overall integration planning process and its status will be provided in future Transition News updates.

Executive Leadership Appointments

Decisions on organizational structure and executive leadership for the combined companies are still in process. In some areas, final decisions will require progress in some of the integration projects that have just begun. Rather than release partial information now, the companies will announce Tier One organizational structure and leadership together with their Tier Two management teams at the end of August or early September.

Process To Acquisition Closing

The process leading to completion of the acquisition later this year includes major milestones such as anti-trust approval from US and European Union authorities and approval from Andrew shareholders. Filings seeking anti-trust approval have been made with the appropriate commissions in the US and are in process in the EU and other jurisdictions. Meanwhile, CommScope expects to file a registration statement on Form S-4 (which will include a prospectus and Andrew's proxy statement) with the US Securities and Exchange Commission soon. The proxy statement/prospectus, which is expected to be sent to Andrew shareholders shortly after the registration statement is declared effective by the SEC, is a detailed document that will provide shareholders with the information necessary to evaluate and vote on the proposed merger. It includes, among other things, the proposals to be voted upon by the shareholders, along with the recommendations of Andrew's board of directors, descriptions of the businesses of both companies, the rationale for the merger, details of the merger agreement, the financial interests of the board of directors and executives in the transaction, a timeline of the merger discussions between the companies, and the process for shareholders to vote their shares.

Quarterly Results Issued

Both CommScope and Andrew issued quarterly financial results on Monday, July 30. (Details are available on respective company web sites.)

Employee Frequently Asked Questions

Employees from both companies have asked many good questions about our proposed combination. We will attempt to answer several of them in each issue of Transition News. You can submit transition questions to: communications@commscope.com.

We encourage you to discuss issues and concerns with your manager or Human Resources contact, as we may not be able to answer all questions in upcoming news updates. On to our first round of questions........

1. Do CommScope and Andrew have different compensation and benefit plans? Upon deal close, how will my benefits change?

A. Yes, CommScope and Andrew have different compensation and benefit plans. While different, both companies have compensation and benefit packages that include salary, retirement plans, health benefits, vacation benefits and disability benefits, among others.

After the transaction closes, Andrew employees will retain their existing or comparable compensation and benefit structures for a minimum of one year. One year after the acquisition closes, CommScope expects to begin consolidating compensation and benefit plans, which may include some features from each plan. CommScope intends to provide a competitive compensation and benefits package for all employees that will enable the company to continue to attract and retain the talent needed to successfully drive the company forward.

2. Is Andrew's Satellite Communications business still for sale, or will it become part of the combined companies?

A: Andrew remains in negotiations to sell the SatCom business. If a sale is not completed prior to closing of CommScope's acquisition of Andrew, the SatCom business—like the rest of Andrew—becomes part of CommScope.

3. Are there any Andrew assets other than Satellite Communications that CommScope plans to sell?

A: That has not been decided. CommScope plans to thoroughly review all aspects of its and Andrew's businesses to identify underperforming assets or those that are not core to its strategy, with the possibility of divesting them after completion of the transaction.

CommScope intends to invest in the combined business for profitable growth and plans to identify how to best build upon the strengths of the two organizations. As we work through the transition, both companies have made clear to employees the importance of staying focused on goal achievement in running their businesses every day.

4. Will many Andrew or CommScope employees lose their jobs upon completion of the acquisition?

A: The transition and integration process has just begun, so it is too soon to speculate on what specific positions or locations may be impacted. Given the diversity of operations, we believe there will be minimum levels of redundancy in combining our companies. The strategic combination of CommScope and Andrew is a catalyst for growth. We expect there will be new opportunities for many of our employees as we move forward. We will be reviewing the combined company's workforce at both the operating and corporate levels so that we can best align our resources with the new size and scope of our combined business. However, a number of positions may be impacted by this transaction. This is an unfortunate, but necessary, outcome when combining two organizations where there are redundant positions.

5. Will Andrew's name and brand continue to be used?

A: CommScope intends to retain and build upon the Andrew brand (and flash logo) because of its value and recognition in the wireless marketplace. Further details about the status of Andrew's brand are to be determined by the integration team addressing brand issues.

6. The announcement mentioned that that the acquisition was “fully financed.” What does that mean?

A: It refers to firm commitments that CommScope has to fund the purchase of Andrew. CommScope has obtained customary, fully underwritten debt financing commitment letters from Bank of America and Wachovia Bank N.A. (and their respective affiliates).

7. How will the combined companies be structured, and will Andrew employees be transferred into existing CommScope businesses?

A: The organizational structure of the combined companies is still being finalized and will be announced in the next few weeks.

8. Where do CommScope and Andrew have manufacturing facilities?

A: CommScope has manufacturing facilities in Catawba, North Carolina; Newton, North Carolina; Claremont, North Carolina; Statesville, North Carolina; Sparks, Nevada; and Omaha, Nebraska, all in the US, and Seneffe, Belgium; Brisbane, Australia; Bray, Ireland; Jaguariuna, Brazil; and Suzhou, China.

Andrew has manufacturing facilities in Joliet, Illinois; Forest, Virginia; Smithfield, North Carolina; and Euless, Texas, all in the US; Whitby, Canada; Reynosa, Mexico; Sorocaba, Brazil; Lochgelly, Scotland; Stratford, England; Brno and Pardubice, Czech Republic; Faenza and Agrate/Capriate, Italy; Buchdorf, Germany; Suzhou, China; Shenzhen, China; and Goa, India.

Forward-Looking Statements
This document may contain forward-looking statements regarding, among other things, the proposed business combination between CommScope and Andrew and the anticipated consequences and benefits of such transaction, and other financial and operational items relating to CommScope and Andrew. Statements made in the future tense, and statements using words such as “intend,” “goal,” “estimate,” “expect,” “expectations,” “project,” “projections,” “plans,” “anticipates,” “believe,” “think,” “confident” and “scheduled” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are not a guarantee of performance and are subject to a number of risks and uncertainties, many of which are difficult to predict and are beyond the control of CommScope or Andrew. These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered. Relevant risks and uncertainties relating to the proposed transaction include, but are not limited to: the risk that required regulatory review and approval may not be obtained in a timely manner, if at all; Andrew's shareholders may not approve the proposed transaction; the anticipated benefits and synergies of the proposed transaction may not be realized; the integration of Andrew's operations with CommScope could be materially delayed or may be more costly or difficult than expected; the proposed transaction may not be consummated; legal proceedings may be commenced by or against CommScope or Andrew. For a more complete description of factors that could cause such a difference, as well as risk and uncertainties generally applicable to CommScope and Andrew, please see CommScope's filings with the Securities and Exchange Commission (SEC), which are available on CommScope's website or at www.sec.gov, and Andrew's filings with the SEC, which are available on Andrew's website or at www.sec.gov. In providing forward-looking statements, neither CommScope nor Andrew intends, and neither undertakes any duty or obligation, to update these statements as a result of new information, future events or otherwise.

Additional Information
In connection with the proposed merger, CommScope intends to file a registration statement with the SEC on Form S-4 and CommScope and Andrew expect to mail a proxy statement/prospectus to Andrew's stockholders containing information about the merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE.

The registration statement and the proxy statement/prospectus will contain important information about CommScope, Andrew, the merger, and related matters. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the SEC at www.sec.gov. In addition to the registration statement and the proxy statement/prospectus, CommScope and Andrew file annual, quarterly, and special reports, proxy statements, and other information with the SEC. Printed copies of these documents can also be obtained free of charge (other than a reasonable duplicating charge for exhibits to our reports on Form 10-K, Form 10-Q and Form 8-K) by any stockholder who requests them from either CommScope's or Andrew's Investor Relations Department:

Investor Relations CommScope, Inc. 1100 CommScope Place, SE P.O. Box 339 Hickory, North Carolina 28602 U.S.A. Phone: 1-828-324-2200 Fax: 1-828-982-1708 E-mail: investor.relations@commscope.com	Investor Relations
Andrew Corporation
3 Westbrook Corporate Center
Suite 900
Westchester, Illinois 60154 U.S.A.
Phone: 1-800-232-6767 or 1-708-236-6616
Fax: 1-708-492-3774
E-mail: GlbWWW-Contact-InvestRelations@andrew.com

CommScope, Andrew and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Andrew stockholders in connection with the proposed transaction. Information about CommScope's directors and executive officers and their ownership of CommScope common stock is set forth in the definitive proxy statement for CommScope's 2007 annual meeting of stockholders, as filed by CommScope with the SEC on Schedule 14A on March 16, 2007. Information about Andrew's directors and executive officers and their ownership of Andrew common stock is set forth in the definitive proxy statement for Andrew's 2007 annual meeting of stockholders, as filed by Andrew with the SEC on Schedule 14A on December 29, 2006. Other information regarding the participants in the proxy solicitation will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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CommScope and Andrew Transition News August 8, 2007